Exhibit 99.4

Oncolytics Biotech® Announces Research Collaboration with the Keck School of Medicine of USC Combining REOLYSIN® with Keytruda®, Velcade® and Dexamethasone

CALGARY, AB and SAN DIEGO, CA, May 25, 2018 -- Oncolytics Biotech® Inc. (TSX: ONC) (OTCQX: ONCYF), currently developing REOLYSIN® (pelareorep), an intravenously delivered immuno-oncolytic virus turning cold tumors hot, today announced a collaboration with the Keck School of Medicine of University of Southern California (USC) using pelareorep in combination with Keytruda®, Velcade® and dexamethasone, to treat multiple myeloma. This study, facilitated by Dr. Kevin Kelly, Associate Professor of Clinical Medicine, is an extension of the current REO 019 study evaluating pelareorep in combination with Velcade and dexamethasone to treat multiple myeloma and will be conducted at the USC Norris Comprehensive Cancer Center. It will add Keytruda, Merck’s anti PD-1 therapy, to the regimen.

The study continues to build on the Company’s I-O program and is now its third combination in human trials after the previously announced second line pancreatic cancer study – also with Keytruda – and the multiple myeloma study in combination with Celgene’s Imnovid® and Revlimid®. Oncolytics will supply pelareorep for the study and Merck will supply the Keytruda.

The combination of proteasome inhibitors and pelareorep has been demonstrated to increase PD-L1 expression on multiple myeloma cells and to recruit T-cells to the bone marrow. This study will enroll patients with relapsed-refractory multiple myeloma and will primarily evaluate overall response rate, as well as safety and tolerability. It will also provide important biomarker data determined by analysis of pre- and post-treatment biopsies and blood-based immune markers.

Final study design and other details will be announced upon enrollment of the first patient, expected in the second half of 2018.

About REOLYSIN/Pelareorep

REOLYSIN, also known as pelareorep, is a non-pathogenic, proprietary isolate of the unmodified reovirus: a first-in-class intravenously delivered immuno-oncolytic virus for the treatment of solid tumors and hematological malignancies. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype through innate and adaptive immune responses to treat a variety of cancers.

About Oncolytics Biotech Inc.

Oncolytics is a biotechnology company developing REOLYSIN®, also known as pelareorep, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers. Oncolytics' clinical development program emphasizes three pillars: chemotherapy combinations to trigger selective tumor lysis and immuno-therapy and immune modulator (IMiD) combinations to produce innate and adaptive immune responses. Oncolytics is currently planning its first registration study in metastatic breast cancer, as well as studies in combination with checkpoint inhibitors and targeted and IMiD therapies in solid and hematological malignancies.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements, including the Company's belief as to the potential and mode of action of REOLYSIN, also known as pelareorep, as a cancer therapeutic; the collaboration between Merck and USC using pelareorep, including the timing, enrollment and potential benefits to the Company thereof; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

Company Contact Michael Moore Vice President, Investor Relations & Corporate Communications 858-886-7813 mmoore@oncolytics.ca
Investor Relations Robert Uhl Westwicke Partners 858-356-5932 robert.uhl@westwicke.com	Media Contact Jason Spark Canale Communications 619-849-6005 jason@canalecomm.com